UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39229

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Tower

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Best Efforts Offering

On May 29, 2026, Zhongchao Inc. (the “Company”) priced a best-efforts public offering (the “Offering”) for the sale of units as described below for aggregate gross proceeds to the Company of $5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. Each unit (each, a “Unit”) being offered in the Offering consists of one Class A ordinary share of the Company, par value $0.008 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units was $0.54 per Unit.

Each of the Warrants has an initial exercise price of $0.594 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. Additionally, holders of Warrants may, at any time and in its sole discretion, exercise its Warrants in whole or in part by means of a “zero exercise price” option, under which up to 83,333,340 Class A Ordinary Shares may be issuable in aggregate under all Warrants subject to the terms and conditions therein.

Each Pre-Funded Warrant is exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant is equal to the price per share minus $0.008, and the exercise price of each Pre-Funded Warrant equal $0.008 per share. The Pre-Funded Warrants is immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

The securities in the Offering are being offered pursuant to securities purchase agreements with certain investors (the “Securities Purchase Agreements”) and the Company’s registration statement on Form F-1 (File No. 333-295628), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2026 and declared effective by the SEC on May 28, 2026. Pursuant to the Securities Purchase Agreements, each investor has the right, at its sole discretion, to acquire additional securities in one or more subsequent closings for 30 days following the initial closing, in an aggregate amount of up to $5 million, representing 100% of its initial investment in total, at the same purchase price (the “Additional Allocation Option”).

On May 29, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the Offering and would receive at the closing of the Offering a cash fee equal to 7% of the gross proceeds in the Offering, a non-accountable expenses allowance of 1% of the gross proceeds of the Offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000. In addition, the Company have agreed to reimburse the placement agent certain out-of-pocket costs of the escrow agent or clearing agent, as applicable, in an amount of up to $12,900.

Pursuant to the Securities Purchase Agreements and the Placement Agency Agreement, Mr. Weiguang Yang, our Chief Executive Officer and controlling shareholder of the Company, entered into a lock-up agreement, pursuant to which Mr. Yang has agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Ordinary Shares or securities convertible into, or exchangeable or exercisable for, our Class A Ordinary Shares for 180 days from the initial closing date of the Offering without the prior consent of the Placement Agent.

On May 29, 2026, the Company issued a press release announcing the pricing of the Offering.

On June 1, 2026, the Company completed the closing of the Offering, by issuing 692,000 Class A Ordinary Shares, 8,567,260 Pre-Funded Warrants and 9,259,260 Warrants .

On June 3, 2026, the Company issued 1,111,110 Class A Ordinary Shares and 1,111,110 Warrants to certain investors pursuant to the exercise of the Additional Allocation Option by such investors.

As of the date hereof, , all 8,567,260 Pre-Funded Warrants issued in the Offering were exercised for an aggregate of 8,567,260 Class A Ordinary Shares, and the holders of all 10,370,370 Warrants issued in the Offering and pursuant to the Additional Allocation Option exercised their Warrants by means of a “zero exercise price” option, pursuant to which an aggregate of 93,333,330 Class A Ordinary Shares were issued.

As of the date hereof, the Company raised aggregate gross proceeds of $5.6 million in the Offering and pursuant to the exercise of the Additional Allocation Option, before deducting placement agent fees and other estimated expenses payable by the Company. The Company intends to use the net proceeds from the Offering for general working capital purposes and other general corporate purposes.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of the Warrants, (iii) form of the Securities Purchase Agreement, (iv) the Placement Agency Agreement, and (v) the press release dated May 29, 2026, are attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-3 (No. 333-279667) and Form F-3 (No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated as of May 29, 2026
99.1	Press Release, dated as of May 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: June 5, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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